

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

James H. Litinsky
President and Chief Executive Officer
MP Materials Corp. / DE
6720 Via Austi Parkway, Suite 450
Las Vegas, Nevada 89119

> **Re: MP Materials Corp. / DE**
> **Registration Statement on Form S-1**
> **Filed December 9, 2020**
> **File No. 333-251239**

Dear Mr. Litinsky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael P. Heinz